Via EDGAR
May 4, 2011
Mr. Christian Windsor
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Re:	Merrill Lynch & Co., Inc. Form 10-K for the Fiscal Year Ended December 31, 2010
Dear Mr. Windsor:
     This letter is in response to your letter of April 13, 2011 concerning Merrill Lynch’s Form 10-K for the year ended December 31, 2010. We are in the process of responding to your comments, but are requesting an extension until May 13, 2011 to allow additional time to compile our response.
Sincerely,

/s/ JOHN M. JAMES
John M. James
Corporate Controller Bank of America Corporation